UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Franklin Credit Management Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

353491103

(CUSIP Number)

Kevin Gildea

Franklin Credit Management Corporation

101 Hudson Street

New Jersey, NJ 07302

(201) 604-4505

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

October 12, 2012

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 353491103	Page 2 of 5

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frank B. Evans, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, 00 (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 843,425 (see Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 843,425 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 353491103	Page 3 of 5

Item 1.    Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.01 par value (the “Common Stock”), of Franklin Credit Management Corporation, a Delaware corporation (the “Company”). The principal executive officers of the Company are located at 101 Hudson Street, 25th Floor, Jersey City, NJ 07302.

Item 2.    Identity and Background.

(a)	- (f) This Statement is being filed by Frank B. Evans, Jr. (the “Reporting Person”).

The Reporting Person is a member of the Board of Directors of the Company.

The Company is a specialty consumer finance company and its principal business is the servicing and resolution of performing, reperforming and nonperforming residential mortgage loans, including specialized loan collection and recovery servicing, and in the due diligence, analysis, pricing and acquisition of residential mortgage portfolios, for third parties.

The business address of the Reporting Person is 620 Herndon Parkway, Suite 120, Herndon, VA 20170 and the address of the principal office of the Company is 101 Hudson Street, 25th Floor, Jersey City, New Jersey 07302.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

On December 19, 2008, Franklin Credit Holding Corporation (“Franklin Holding”) became the sole parent and shareholder of the Company and the reporting issuer for purposes of the Securities Exchange Act of 1934, as amended. The Reporting Person’s 843,425 shares of common stock of the Company (including 20,000 shares, the aggregate of 5,000 shares beneficially owned by a child for whom the Reporting Person is the Trustee and 5,000 shares held by each of three adult children) was converted into an equal amount of common stock of Franklin Holding.

On August 10, 2012, as part of a pro rata distribution (exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 1145 of the Bankruptcy Code) by Franklin Holding of its then 80% interest in the common stock of the Company to shareholders of common stock of Franklin Holding as of the close of business on August 2, 2012 (the “Record Date”), Franklin Holding distributed to the Reporting Person 843,425 shares of common stock of the Company (including 20,000 shares, the aggregate of 5,000 shares beneficially owned by a child for whom the Reporting Person is the Trustee and 5,000 shares held by each of three adult children), which was equal to the number of shares of common stock the Reporting Person had held in Franklin Holding.

SCHEDULE 13D

CUSIP No. 353491103	Page 4 of 5

 Except as otherwise indicated herein, the Reporting Person used personal funds in making the purchases described above.

The Reporting Person’s total beneficial ownership of the Company’s Common Stock is currently 843,425 shares, which amount represents beneficial ownership of approximately 8.4% of the Company’s Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

The Reporting Person may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Person may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

The Reporting Person is eligible to receive options to purchase additional shares of Common Stock of the Company pursuant to the Company’s 2012 Stock Incentive Plan adopted on July 25, 2012.

Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of October 12, 2012, the Reporting Person beneficially owns 843,425 shares of Common Stock of the Company (including 20,000 shares, the aggregate of 5,000 shares beneficially owned by each of four children for which the Reporting Person is the Trustee), representing approximately 8.4% of the shares of Common Stock presently outstanding based upon the 10,035,993 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2012 in its Registration of Securities on Amendment No. 3 to Form 10 filed with the SEC on October 12, 2012.

(b)	The Reporting Person has the sole power to vote and dispose of the 843,425 shares of Common Stock owned by him.
(c)	There have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

__________________

/1/ Percentages are based upon 10,035,993 shares of Common Stock reported outstanding as of June 30, 2012.

SCHEDULE 13D

CUSIP No. 353491103	Page 5 of 5

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2012	/s/ Frank B. Evans, Jr. Frank B. Evans, Jr.